JONES DAY

2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

DIRECT NUMBER: (214) 969-3706

   JSREINUS@JONESDAY.COM

December 2, 2015

Ms. Ibolya Ignat

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720

Washington, DC 20549

Re:	Amerisafe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-12251

Dear Ms. Ignat:

On behalf of AMERISAFE, Inc. (the “Company”), we want to confirm receipt of the Staff’s comment letter dated November 24, 2015.

The Company is in the process of completing the analysis required to respond to the Staff’s comments. The Company presently expects that it will be in a position to respond to these comments no later than Friday, December 18, 2015.

If you have any questions, please do not hesitate to contact me at (214) 969-3706.

Very truly yours,

/s/ Justin S. Reinus

Justin S. Reinus

cc:	G. Janelle Frost, AMERISAFE, Inc.
Neal A. Fuller, AMERISAFE, Inc.
Kathryn Shirley, AMERISAFE, Inc.
James E. O’Bannon, Jones Day

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